





08027413

UNITED STATES Washington, DC
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER

8 – 24181

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2007** AND ENDING **DECEMBER 31, 2007**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LEVY, HARKINS & CO., INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

366 MADISON AVENUE – 14TH FLOOR

NEW YORK,	NEW YORK	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL J. HARKINS, President   (212) – 888 – 3030

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023	New York	NY	10038

X   Certified Public Accountant

*Claims for exemption from the requirement that the annual report be covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances relied on as the
basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, *MICHAEL J. HARKINS,* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
LEVY, HARKINS & CO., INC., as of DECEMBER 31, 2007,
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X _____
Signature

President
Title

X _____
Notary Public

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, *MICHAEL J. HARKINS,* swear that to the best of my knowledge and belief, the

accompanying financial statements and supporting schedule(s) pertaining to the Firm of

LEVY, HARKINS & CO., INC., as of *DECEMBER 31, 2007,*

are true and correct. I further swear that neither the Company nor any partner, proprietor,

principal officer, director or member has any proprietary interest in any account classified

solely as that of customer, except as follows:

No Exceptions

_____
(Signature)

__President__
(Title)

_____
(Notary Public)

LEVY, HARKINS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 618,836
Investment advisory fees receivable	575,049
Due from stockholder	78,660
Prepaid expenses	79,981
Furniture, fixtures, and leasehold improvements -	
net of accumulated depreciation and amortization of $63,928 (Note 2d)	262,698
Security deposit	290,058
Pension plan asset (Note 3)	971,000
Total assets	$ 2,876,282

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$ 44,078
Total liabilities	44,078

Commitments and contingencies (Notes 4 and 5)

Stockholders' Equity (Note 6)

Common stock - $1.00 par value; 430.10 shares authorized,	
issued and outstanding	400
Additional paid-in capital	39,750
Retained earnings	1,913,616
Less: 21.50 shares treasury stock at cost	(92,562)
Accumulated other comprehensive income	971,000
Total stockholders' equity	2,832,204
Total liabilities and stockholders' equity	$ 2,876,282

The accompanying notes are an integral part of this statement.

Note 1-   **Nature of Business**

Levy, Harkins & Co., Inc. (The "Company") clears all securities transactions through its clearing broker on a fully disclosed basis, and consequently operates under the exemptive provisions of S.E.C. Rule 15c3-3 (k) (2) (ii). The Company provides investment advisory services mainly to individual investors.

Note 2-   **Summary of Significant Accounting Policies:**

a)   *Revenue Recognition*
Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

Investment advisory fees are recognized as revenues on a monthly basis as earned.

b)   *Cash and Cash Equivalents*

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

c)   *Income Taxes*

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on their respective shares of the Company's taxable income. Provision for New York City General Corporation Tax was based on income plus certain modifications to net income.

d)   *Property and Equipment*

Furniture and fixtures are depreciated on the accelerated cost recovery and straight-line methods over an estimated useful life of three to ten years. The various methods are used for book and tax purposes and do not differ materially from generally accepted accounting depreciation methods.

Leasehold improvements are recorded at cost and are amortized in accordance with the straight-line method over the life of the lease.

Note 2-   **Summary of Significant Accounting Policies (continued):**

e)   *Use of Estimates*

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f)   *Pension Costs*

The Company accounts for pension costs under SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits"and SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and other Post-Retirement Plans." Among other things the provisions of these standards standardize the disclosure requirements for pension and other post-retirement benefits to the extent practicable.

Changes in the value of pension assets and pension obligations are netted and recognized on the balance sheet as they occur. On the income statement such changes are not recognized as they occur but systematically and gradually over subsequent periods. Items recognized on the balance sheet but deferred for income statement recognition are included in accumulated other comprehensive income.

SFAS-158 is effective for non-public companies for fiscal years ended after June 15, 2007 but the Company chose to apply the provisions for its year ended December 31, 2007.

Note 3-   **Pension Plan**

The Company established, in 1999, a non-contributory defined benefit pension plan and a defined contribution plan which in total cover all full-time employees. Benefits are based on years of service and compensation. The following table sets forth the plans funded status and amounts recognized in the Company's statement of financial condition at December 31, 2007:

Benefit obligation	$2,081,182
Fair value of plan assets	(3,079,131)
Funded Status	$ 997,949
Amount recognized in the statement of financial condition (net of deferred taxes	971,000
Accumulated benefit obligation	2,081,182
Weighted-average assumptions	
Discount rate	7.00%
Expected return on plan assets	9.00%
Rate of compensation increase	3.00%
Employee contribution	-0-
Benefits paid	77,054

Note 3-   **Pension Plan** (*continued*)

To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. This resulted in the selection of the 9% long-term rate of return on assets assumption.

As of December 31, 2007 the pension plan assets were allocated 100% to equity securities.

The Company's overall investment strategy for the pension plan assets is to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants while still allowing for a prudent level of risk. Risk tolerance is established through consideration of plan demographics, plan liabilities, plan funded status and overall corporate financial condition.

The Company expects to contribute $-0- to its defined benefit pension plan in 2007.

The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid

2008	80,899
2009	84,936
2010	89,174
2011	93,624
2012	98,296
thereafter	570,135

In addition, the amount charged to operations under the defined contribution plan in 2007, was $-0-.

Note 4-   **Commitments and Contingencies**

The Company rents office space pursuant to a lease agreement expiring December 31, 2017. Rental payments plus escalation for real estate taxes, are payable monthly. The Company's minimum rental commitments over the next five years are as follows:

2008	394,479
2009	402,368
2010	410,416
2011	418,824
2012	453,669
Thereafter	2,408,129

The Company rents additional office space from an officer/stockholder of the Company, pursuant to a lease agreement which expired June 25, 2005. The lease is currently on a month to month basis. In 2007, the officer/stockholder was paid $48,000 pursuant to this lease.

LEVY, HARKINS & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 4-   **Commitments and Contingencies (*continued*)**

In 2007, the Company paid $231,695 to a company owned by the same stockholders of the Company. Such amount is included in "Commissions and clearance charges."

Note 5-   **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 6-   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2007, the Company had net capital of $603,268, which was $598,268 in excess of its required net capital of $5,000. The Company's net capital ratio was 7.31%.

A copy of the Company's Statement of Financial Condition as of December 31, 2007, pursuant to SEC Rule 17a-5 is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission and the office of the Financial Industry Regulatory Authority.



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Levy, Harkins & Co., Inc.
366 Madison Avenue - 14th floor
New York, N.Y. 10017

Gentlemen:

We have audited the accompanying statement of financial condition of Levy, Harkins & Co., Inc. as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Levy, Harkins & Co., Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin, CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 14, 2008

LEVY, HARKINS & CO., INC.

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2007



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Officers and Directors of
Levy, Harkins & Co., Inc.
366 Madison Avenue - 14th floor
New York, NY 10017

Gentlemen:

In planning and performing our audit of the financial statements of Levy, Harkins & Co., Inc. as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion of the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a) (11); and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity' internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing, except as noted in Schedule 1.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lerner & Sipkin, CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (N.Y.)

END

New York, NY
February 16, 2008